Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: December 2, 2021

On a scale of 0 to 10 (0 = not at all likely, 10 = extremely likely), how likely would you be to recommend the platform to a colleague?
0
1
2
3
4
5
6
7
8
9
10
NPS¹
Cvent in-person
18%
30%
25%
18%
3%
3%
3%
3%
N=40
+38
Cvent virtual
10%
20%
40%
30%
N=10
+30
Bizzabo in-person
5%
20%
30%
25%
5%
5%
5%
5%
N=20
+5
Bizzabo virtual
5%
24%
24%
33%
5%
5%
5%
N=21
+14
On24
7%
29%
29%
18%
7%
4%
7%
N=28
+18
Hopin
9%
27%
23%
14%
9%
14%
5%
N=22
+9
Vfairs
14%
7%
21%
29%
14%
7%
7%
N=14
-7
Aventri
0%
17%
33%
17%
8%
8%
8%
8%
N=12
-17
Intrado
6%
6%
35%
24%
6%
12%
12%
N=17
-18
6Connex
6%
12%
6%
35%
24%
12%
6%
N=17
-24
Encore
10%
10%
10%
20%
20%
20%
10%
N=10
-30

1

Given this, Cvent has the highest NPS for both its in-person as well as its virtual product in the interview sample 0 2 4 6 8 10 On a scale of 0 to 10 (0 = not at all likely, 10 = extremely likely), how likely 1 3 5 7 9 would you be to recommend the platform to a colleague? 1 NPS 3% 3% +38 Cvent in-person 18% 30% 25% 18% 3% 3% N=40 Cvent virtual 10% 20% 40% 30% N=10 +30 Bizzabo in-person 5% 20% 30% 25% 5% 5% 5% 5% N=20 +5 Bizzabo virtual N=21 +14 5% 24% 24% 33% 5% 5% 5% On24 N=28 +18 7% 29% 29% 18% 7% 4% 7% Hopin N=22 +9 9% 27% 23% 14% 9% 14% 5% Vfairs N=14 14% 7% 21% 29% 14% 7% 7% -7 Aventri 0% 17% 33% 17% 8% 8% 8% 8% N=12 -17 Intrado 6% 6% 35% 24% 6% 12% 12% N=17 -18 6Connex 6% 12% 6% 35% 24% 12% 6% N=17 -24 Encore 10% 10% 10% 20% 20% 20% 10% N=10 -30 1. Subtracting percentage of detractors (<=6) to percentage of promoters (>=9). 1 Source: Market participant interviews, N supplemented by screener survey. Only platforms with N of at least 10 are shown.

5 = most satisfied
4
3
2
1 = least satisfied
Cvent in-person
37%
47%
13%
0%
3%
N=38
Cvent virtual
50%
30%
20%
0%
0%
N=10
Bizzabo in-person
33%
50%
8%
0%
8%
N=12
Bizzabo virtual
38%
46%
8%
0%
8%
N=13
Hopin
43%
24%
19%
10%
5%
N=21
6Connex
27%
33%
27%
13%
0%
N=15
On24
26%
44%
22%
4%
4%
N=27
Vfairs
21%
36%
29%
14%
0%
N=14
Intrado
20%
53%
20%
7%
0%
N=15
Aventri
18%
36%
9%
36%
0%
N=11

2

Similarly, satisfaction with Cvent in-person and virtual solutions is relatively high versus peers On a scale of 1-5 (1 = least satisfied, 5 = most satisfied), how would you 5 = most satisfied 4 3 2 1 = least satisfied rate your overall satisfaction with the following platforms? 0% Cvent in-person 37% 47% 13% N=38 3% 0% Cvent virtual 50% 30% 20% N=10 0% Bizzabo in-person 33% 50% 8% 0% 8% N=12 Bizzabo virtual 38% 46% 8% 0% 8% N=13 Hopin 43% 24% 19% 10% 5% N=21 6Connex 27% 33% 27% 13% 0% N=15 On24 26% 44% 22% 4% 4% N=27 0% Vfairs 21% 36% 29% 14% N=14 20% 53% 20% 7% 0% Intrado N=15 18% 36% 9% 36% 0% Aventri N=11 2 Source: Market participant interviews, N supplemented by screener survey. Only platforms with N of at least 10 are shown.

In a post-COVID world, a large majority of respondents expect to host hybrid events for increased flexibility, accessibility, and potential of an additional revenue stream A large majority of respondents plan on hosting hybrid While all expected to fully cater to in-person attendees, events as COVID restrictions ease in the near future depth of virtual experience varies Respondents were split between two main categories of Do you have a hybrid strategy for events post COVID and hybrid event plans: plan to host hybrid events? • Smaller companies tended to favor a simple 1 livestream or on-demand recording of the in-person 2(5%) 38 (95%) N=40 event to provide access to those who couldn't attend in person, and focus instead on in-person No Yes experiences – A less immersive virtual experience helps keep costs in check by avoiding costs of software Attractiveness of hybrid events driven by ability to supplement – Focusing on in-person experience also helps benefits of in-person events with increased reach from virtual: encourage live attendance Big thing you need to do is establish value-add for being in • In-person events allow for a fully-immersive experience (e.g., person-- for virtual, only letting them attend one keynote in-person networking, food, travel) and allow companies versus other 2-3 will only be available in-person charging for tickets to charge more • Virtual events allow improved accessibility without cost/time Too much work as a small company for us barriers from travel Larger companies tended to favor a full-blown 2 The world is moving towards and will remain hybrid, and so virtual event experience held in tandem with in- will we. Hybrid is so unique because we can hit participants person event globally that we couldn't before. We're seeing a rise in – For companies that could afford it, full-blown revenue for most part across the board because we can virtual events could help maintain engagement offer [events] to so many more than live. Hybrid means serving the whole population in their comfort By the end of this year to next year, we plan to hold about zone to have all inclusive nature around brand. The goal is 80% of our events as hybrid events, and expect it to stay at engagement / interaction. We staff locations with someone that level indefinitely. in charge of virtual component and they may utilize features via raise hands, donations, etc. not just livestream…goal is All flagship events we think will have a hybrid event going to be 90% in person…with inclusivity of virtual forward…focusing on the in-person attendee but some in remote areas now have access via virtual which is great Trying to take a full blown live conference, and a full blown virtual - we want to combine. Should be good experience for someone in person and online. 3 Source: Market participant interviews

	Pre-COVID		COVID		Post-COVID
In-person	Primary form of event service	Decreasing	Almost a full halt	Increasing	**Energy to rebound and recreate in-person experience**, although lower spend on events category & net zero acceleration are headwinds
Hybrid	Limited offerings due to limited market demand	Steady	Hybrid events with small N attendees (e.g., 15 in a ballroom with majority in hybrid) began towards end of 2020	Increasing	**Expected to become leading event form**, with most (if not all) in-person events accommodating for virtual attendees
Virtual	Some offerings, but use cases limited to remote teams	Increasing	Increase due to number of attendees created cushion, preventing revenue losses experienced by other Travel/Tourism companies	Increasing	Expected to remain step change above pre-COVID levels; **some COVID growth set to attenuate with return to in-person**

Key | Spend relative to prior period

- Decreasing
- Steady
- Increasing

| 4

Enterprise event management software spend expected to increase for in-person, decrease for virtual relative to COVID peaks and troughs; hybrid offerings likely to emerge as most important Pre-COVID COVID Post-COVID Energy to rebound and recreate in-person experience, although lower Primary form of event service Almost a full halt spend on events category & net zero acceleration are In-person headwinds Hybrid events with small N Expected to become attendees (e.g., 15 in a leading event form, with Limited offerings due to ballroom with majority in most (if not all) in-person limited market demand hybrid) began towards end of events accommodating for Hybrid 2020 virtual attendees Increase due to number of Expected to remain step attendees created cushion, change above pre-COVID Some offerings, but use cases preventing revenue losses levels; some COVID growth limited to remote teams experienced by other set to attenuate with return Virtual Travel/Tourism companies to in-person Main user conferences were all in person before… Decreasing the bulk which were in person will now be hybrid; but some things you can't replicate online Steady Key | Spend relative to prior period - Event planner Increasing 4

	Pre-COVID			Post-COVID				Customer commentary on plans for post-COVID
Event type	In-person	Hybrid	Virtual	In-person	Hybrid	Virtual	Cancel entirely	
Board/mgmt meetings *(N=4)*	75%	25%	0%	0%	100%	0%	0%	*"Quarterly management meetings will be hybrid through end of year at least*
Internal conferences *(N=3)*	100%	0%	0%	67%	33%	0%	0%	*"Flagship conferences will have to have a hybrid component going forward, there's a lot we ask of attendees like flying in…so those in remote areas now have access via virtual*
External conferences *(N=18)*	94%	6%	0%	11%	89%	0%	0%	
Customer engagement *(N=9)*	78%	22%	0%	22%	67%	11%	0%	*"Donor events will go back to in person but will let customers access the event and donate to our charity without having to attend in person*
Internal training *(N=4)*	50%	50%	0%	25%	75%	0%	0%	*"Trainings will primarily be hybrid, at the very least general sessions will be available live and online, level of attendee engagement matters*
External training *(N=5)*	80%	0%	20%	20%	40%	40%	0%	
Internal communication *(N=14)*	50%	50%	0%	14%	86%	0%	0%	*"Internal town halls, all-hands, etc. will be held in-person with livestream for those who can't make it*
Consumer events *(N=2)*	100%	0%	0%	0%	100%	0%	0%	*"We hosted virtual exercise classes during COVID and will continue them hybrid in post-COVID to allow for increased attendance*
Recruitment *(N=3)*	0%	33%	67%	0%	67%	33%	0%	*"Most companies we work for with for career recruiting will require a hybrid component in order to partake*
Tradeshows *(N=8)*	100%	0%	0%	37%	63%	0%	0%	*"Large tradeshows are coming back in person. Hybrid will be used going forward to increase attendance, with different price points for virtual/in-person attendees*
Webinars *(N=6)*	0%	0%	100%	0%	0%	100%	0%	*"We will continue webinars the same as pre-COVID in a fully virtual environment*

Source: Customer interviews (N=39)

5

Customers indicate strong likelihood to continue events in-person/hybrid formats post-COVID; some shift to virtual-only across some event types with lower attendee counts or more recurring basis Pre-COVID Post-COVID Customer commentary on plans In- Hybrid Virtual In-person Hybrid Virtual Cancel for post-COVID Event type person entirely Quarterly management meetings will be hybrid Board/mgmt 75% 25% 0% 0% 100% 0% 0% through end of year at least meetings (N=4) Flagship conferences will have to have a hybrid Internal conferences 100% 0% 0% 67% 33% 0% 0% component going forward, there's a lot we ask of (N=3) attendees like flying in…so those in remote areas now have access via virtual External 94% 6% 0% 11% 89% 0% 0% conferences (N=18) Donor events will go back to in person but will let Customer customers access the event and donate to our 78% 22% 0% 22% 67% 11% 0% engagement (N=9) charity without having to attend in person Trainings will primarily be hybrid, at the very Internal training 50% 50% 0% 25% 75% 0% 0% least general sessions will be available live and (N=4) online, level of attendee engagement matters External training 80% 0% 20% 20% 40% 40% 0% (N=5) Internal town halls, all-hands, etc. will be held in- Internal person with livestream for those who can't make communication 50% 50% 0% 14% 86% 0% 0% it (N=14) We hosted virtual exercise classes during Consumer events 100% 0% 0% 0% 100% 0% 0% COVID and will continue them hybrid in post- (N=2) COVID to allow for increased attendance Most companies we work for with for career Recruitment (N=3) recruiting will require a hybrid component in 0% 33% 67% 0% 67% 33% 0% order to partake Large tradeshows are coming back in person. Tradeshows (N=8) Hybrid will be used going forward to increase 100% 0% 0% 37% 63% 0% 0% attendance, with different price points for virtual/in-person attendees We will continue webinars the same as pre- Webinars (N=6) 0% 0% 100% 0% 0% 100% 0% COVID in a fully virtual environment Source: Customer interviews (N=39) 5

Sales Instrumentation

Meticulous Approach Helps Us Confidently Hit Sales Targets

Name
Manager
Office
Time Zone
Total Calls (Phone + Zoom)
Total Talktime (Phone + Zoom)
Phone Daily Calls
Hosted Zoom Calls
EC Year to Date CW by Division
EC CQ Closed Won by Division
EC Quarterly Funnel
DS Quarterly Funnel
AM Quarterly Funnel
DS Splits by Product Family-CQ
AM Influence by Product Family-CQ
DS Monthly Closed Won by Product
AM Monthly Closed Won by Product

| 6

Sales Instrumentation Meticulous Approach Helps Us Confidently Hit Sales Targets 6

Visualization: “Next Best Sale” into Account Manager’s Portfolio

Portfolio Insights

Reg Buckets	Event Buckets - Rolling 12: 0	1-5	6-10	11-20	21-50	51-100	101-200	201+
0	14	4						
1-500		11	2	1				
501-1,000		10	3	2	2			
1,001-5,000		9	3	2	2	1		1
5,001-10,000					1	1	1	
10,001-50,000		2		1	2	2	3	1

75% of CC-only customers have been with us for 3+ years.

71% Event & CC customers that are UFR in next 90 days that haven't purchased Attendee Hub

58% of Event & CC customers that haven't purchased OSS.

10% of Out of Compliance customers that have used <=50% of their registrations.

10% of customers UFR in next 365 days that haven't had CSR conducted.

40% of customers UFR in next 365 days that haven't attended live event.

Portfolio Recommendations

Upsell Opportunities

- Registrations - 4 accounts
- Mobile App - 1 accounts
- Access Portal - 2 accounts

X - Sell Opportunities

- OnArrival Premium - 27 accounts
- LeadCapture - 30 accounts
- Attendee Hub - 34 accounts
- Mobile App - 25 accounts
- Appointments - 23 accounts
- OnArrival 360 - 28 accounts
- CPS - 13 accounts

| 7

Visualization: “Next Best Sale” into Account Manager’s Portfolio 71% 75% 58% 10% 10% 40% 7

AI Underpinning: Cross Sell/Upsell Leads for Sales

Social Tables Leads

Account Name	Start Date	Attendee Count	Title	Session Name	Sessions, #
[redacted]	8/15/2021	505	[redacted]	5-S Luncheon (Invitation Only)	288
[redacted]	9/29/2021	250	[redacted]	2021 Closing Dinner & Celebration	75
[redacted]	7/21/2021	1141	[redacted]	A Breakfast with Steve Forbes and Mark Skousen - TICKET REQUIRED	283

Event Reg Leads - Based on RFPs

Account Name	RFP Name	Event Start Date	Estimated Attendee Count	RFP Status	Room Nights
[redacted]	[redacted]	6-Jun-22	5175	Awarded	5510
[redacted]	[redacted]	5-Sep-22	5000	Active	3600
[redacted]	[redacted]	2-Jan-22	1000	Awarded	2288
[redacted]	[redacted]	13-Sep-21	1000	Awarded	700
[redacted]	[redacted]	5-Oct-21	1000	Active	870

| 8

AI Underpinning: Cross Sell/Upsell Leads for Sales Social Tables Leads Event Reg Leads ‐ Based on RFPs 8

Wallet Size Penetration and White Space TAM

Account Whitespace | Account Compliance

Account Name	Account Manager	Renewal Date	Customer Since	Lifetime Growth	Wallet Size (Cl..	Wallet Penetration	EC ACV	Event ACV $	Conference ACV $	Attendee Hub ACV $	OSS ACV $	Mobile ACV ($)
[illegible]	[illegible]	[illegible]	[illegible]	216%	$2,473.7K	12%	$175.5K	$164.8K	$0.0K	$0.0K	$0.0K	$0.0K
[illegible]	[illegible]	[illegible]	[illegible]	899%	$803.4K	37%	$299.3K	$163.5K	$0.0K	$91.7K	$6.3K	$13.1K
[illegible]	[illegible]	[illegible]	[illegible]	32%	$790.0K	3%	$21.2K	$11.5K	$0.0K	$0.0K	$1.9K	$7.8K
[illegible]	[illegible]	[illegible]	[illegible]	178%	$600.0K	8%	$46.9K	$46.9K	$0.0K	$0.0K	$0.0K	$0.0K
[illegible]	[illegible]	[illegible]	[illegible]	173%	$467.4K	23%	$109.1K	$30.3K	$0.0K	$0.0K	$65.8K	$13.1K
[illegible]	[illegible]	[illegible]	[illegible]	2116%	$450.0K	12%	$55.4K	$0.0K	$0.0K	$55.4K	$0.0K	$0.0K
[illegible]	[illegible]	[illegible]	[illegible]	535%	$369.0K	15%	$56.9K	$55.8K	$0.0K	$0.0K	$0.0K	$0.0K
[illegible]	[illegible]	[illegible]	[illegible]	365%	$355.2K	73%	$215.3K	$135.2K	$0.0K	$3.1K	$71.6K	$5.5K
[illegible]	[illegible]	[illegible]	[illegible]		$212.8K		$174.7K	$75.9K	$0.0K	$98.9K	$0.0K	$0.0K
[illegible]	[illegible]	[illegible]	[illegible]	117%	$188.7K		$3.3K	$0.0K	$0.0K	$0.0K	$0.0K	$0.0K
[illegible]	[illegible]	[illegible]	[illegible]	983%	$156.0K	47%	$73.7K	$25.9K	$0.0K	$0.0K	$36.5K	$11.3K
[illegible]	[illegible]	[illegible]	[illegible]	159%	$145.0K	80%	$116.4K	$57.3K	$0.0K	$0.0K	$41.2K	$18.0K
[illegible]	[illegible]	[illegible]	[illegible]	138%	$140.5K	23%	$32.9K	$23.6K	$0.0K	$0.0K	$2.6K	$3.7K
[illegible]	[illegible]	[illegible]	[illegible]	1%	$135.0K	1%	$12.5K	$12.5K	$0.0K	$0.0K	$0.0K	$0.0K
[illegible]	[illegible]	[illegible]	[illegible]	92%	$124.2K	26%	$32.4K	$25.6K	$0.0K	$0.0K	$1.5K	$5.3K

| 9

Wallet Size Penetration and White Space TAM 9

Transcript Accompanying Presentation

John: Before we get into CVENT, do you mind providing a little bit of background on Dragoneer?

Dragoneer is a growth-oriented investment firm based in San Francisco with over $20B in AUM.

The core tenant of our investment philosophy is to look for the most exceptional companies on earth and find a way to partner with them for the long term

What does exceptional mean to us? It’s really 3 things:

a)	First – companies with sustainable differentiation and deep durable moats

b)	Second - excellent economic models that create significant cash flow over time

c)	And third, but maybe most important – extraordinary management teams who have demonstrated an ability to build enduring franchises

By partnering with these companies, and holding on for a long time, we position ourselves for outsized upside potential, while limiting the risk of capital impairment

For the past decade, we have found these exceptional companies in both the public and private markets, including investments in marquee software businesses like Snowflake, Datadog, Twilio, UiPath, and Procore

Of the companies we’ve invested in privately, 39 have gone public, and now with our SPAC, we have the opportunity to leverage our experience at the intersection of private and public markets and partner with a clear market-leader led by a phenomenal management team

John: Do you mind providing a little bit of color on why you decided to use your SPAC to take CVENT public?

There a number of things that got us really excited about the opportunity to partner with CVENT mgmt to bring the Company public:

a)	We have always had a strong bias to invest in SaaS businesses that are market leaders, which is exactly what we believe Cvent is in the event management software industry

b)

We look for business that have real moat and Cvent has developed sustainable differentiation with (i) two decades of investing in products, (ii) a strong brand that is ubiquitous in the industry and (iii) powerful network effects between event planners & marketers on one end, and hospitality businesses, on the other

c)

We like underappreciated growth stories and that’s what we think we have here with CVENT. Virtual represents a fast-growing new business that is starting to move the needle for CVENT. Attendee Hub and related virtual and hybrid use cases represent an increasingly meaningful path for future growth.

d)

As we emerge from COVID, we see an opportunity for events to move towards ‘hybrid’ offerings, utilizing a combination of in-person functionality and virtual functionality to support the same event. And we think CVENT is best positioned to win in a hybrid world.

e)

Lastly, but perhaps most important, over the past 6 months, we have spent countless hours with multiple layers of management. We can say without a doubt that the quality of the management team is among the best that we have ever seen, with a customer obsession and entrepreneurial spirit that permeates throughout the company. Mgmt’s tremendous execution over the last 18 months in building and rolling out the industry leading virtual product is a testament of the skill of this team.

John: Can you talk us through the diligence process you went through in deciding to invest in the Company?

We pride ourselves at Dragoneer on going deep on business diligence and CVENT is a prime example of this: diligence as part of the process.

-	Our diligence process including talking to over 100 industry participants

-	We commissioned a phone survey to measure NPS and to better understand end-market trends

-	We had numerous sessions and countless hours chatting through financial, product, and competitive questions with different layers of CVENT’s management team.

John: Our clients are always excited to get primary survey results. Do you mind talking through any learnings from the survey?

Yea – absolutely. So we had survey commission in April 2021 by a leading management consulting company. We wanted a 3rd party to ask the same questions to the end market and coming back with a view point on the various software vendors. The consulting firm ended up completing 43 in-depth phone interviews of event planners and got high level responses from a few more via an online screener.

The first thing we wanted to test in our survey work was simple – do customers actually like CVENT? Management told us they did, and we had heard some positive anecdotes, but we wanted to get to a more data driven answer.

And I’ve actually got a few slides that I can screen share here that lays out the results.

This slide lays out the NPS of CVENT and other event management vendors that we surveyed on. As you can see, we surveyed 40 CVENT In-Person customers and the customer feedback was overwhelmingly positive with CVENT having the highest NPS of any vendor in our survey.

This didn’t really surprise us. What did surprise us was the overwhelmingly positive feedback for CVENT’s virtual offering. As you can see here, CVENT’s virtual offering had an NPS of +30 in our survey which was the highest of any virtual vendor we surveyed on. This surprised us to the positive as back in April CVENT’s virtual offering was still quite new and we knew that management was still investing significantly in continuing to improve the virtual product. The n was lower on the virtual survey as there are less customers that we could track down, but we still saw this as a real positive that the early feedback was so encouraging.

As you can see on this slide, we also asked event planners their level of customer satisfaction. Another way to measure customer love that sometimes reveals slightly different results than NPS. On customer satisfaction, CVENT was also best-in-class.

John: Were there any other interesting takeaways from the survey?

The other thing we were trying to get a sense for is how the event and meeting industry would continue to evolve as COVID has forced a tremendous transformation. Were event planners planning to go back to in-person and ditch virtual? Were they going to stick with virtual and never go back to in-person?

The overwhelming feedback we received from event planners is that post-COVID events would shift towards hybrid – with a mix of in-person and virtual events.

I’ve got another slide I can pull up to get at this point.

It’s really hard to survey what’s going to happen in the future, but we asked event planners if they planned to host hybrid events post-covid. 38 out of the 40 said they did.

We tried to figure out what type of events would shift towards hybrid. We asked about a bunch of different types of events, and in almost every category, there is expected to be a shift towards hybrid.

Exactly what hybrid means differs from event planner to event planner and from company to company, but we think in a world where there is a mix of in-person and virtual functionality necessary for an event strategy, CVENT is extremely well positioned to win.

John: Thanks Taylor, I really appreciate you joining us today. It was great to get your perspective on why Cvent’s technology is customer preferred and why Cvent has the right to win. So Chuck, first, thanks for joining us, it’s great to have you here. Taylor just laid out a the case for Cvent having the best technology in the meetings and events space, but I think you’ll agree that having the best technology alone is not enough. You need to know how to sell it. That’s where you and Cvent’s go to market organization come in. Can you just give us the lay of the land first? How does Cvent structure its go to market organization?

Chuck: Thanks for having me. I appreciate the question because we welcome the opportunity to give a view into our operations that we have honed.

At Cvent, nearly every department contributes in some way in GTM (e.g. technology has to have the product ready to roll), however, for purposes of this conversation, I will just double click on the Marketing and Sales teams. In Marketing, we have dedicated teams aligned to each of our two clouds – Event Cloud and Hospitality Cloud — that drive demand. These cloud teams include product marketing, content creation, demand generation, and sales enablement, giving our sales team not only leads, but the follow-on messaging and tools they need to turn leads into opportunities. These cloud teams then leverage our Global Demand Center, for marketing automation, digital marketing, database and analytics. Our large Marketing team in India is foundational to all our efforts and includes both cloud marketers and shared services functions.

*******

John: That’s really helpful. Let’s dig into that. Can you walk us through your marketing process?

Chuck: From a process standpoint, Marketing has a PLAN of course. And that plan is measured against a Budget vs Actual—just like you would for a sales team, but instead of measuring dollars; we track leads generated and conversion of those leads from the top of the funnel with Marketing Available Leads all the way to Sales Qualified Leads. We measure lead performance at each stage of the Demand Waterfall to make sure we’re on track. Across more than 20 marketing tactics, we’re able to track them through the prospect journey – if the lead is a new logo – and through the customer journey if the lead is from the installed base.

Marketing collaborates closely with sales leadership on the marketing tactics and how we are tracking versus plan, so we can add fuel to the fire where necessary.

John: Interesting, can you walk us through a few of the marketing tactics to give the audience a sense of your level of detailed execution?

As a SAAS company at Scale, we have all the foundational elements you would expect for inbound and outbound marketing. A massive database of accounts and contacts, a digital first mindset, and – of course – a robust Events program.

But beyond those, I’ll talk about three specific tactics.

First, is Thought leadership Content – it’s a pillar of our marketing strategy because we believe we are “the authority” on the meetings and events world. For example, the industry has gravitated to our series of Dummies Books and blogs and these are driving engagement and leads – especially for new logos. Our thought leadership content creation and distribution has won us numerous awards including LinkedIn naming us the 4th best company page in the world, a gold Stevie award for “branded content campaign of the year” around our GDPR campaigns, and best B2B Digital Campaign from CMO Asia. We believe award-winning marketing execution like this bolsters our brand, broadens our reach, and sets us apart from the competition.

Another unique marketing tactic is Training and Certification – when the pandemic started, we made all of our paid training offerings free for everyone, as a way to help the industry cope, recover, and stay educated in a time of need. During 2020 and the first few months of 2021, 60,000 people were trained across 172,000 courses. These training and certifications were serious business – it took multiple hours of coursework to complete, which we believe is a strong buying signal for the Cvent platform. Trained Cvent users buy Cvent products and renew at higher rates.

The third marketing tactic I’ll mention is The Cvent Community – another source of leads. Nearly 100,000 users have interacted in our online community where they stay engaged with our people, our content, and their peers. Together, the tactics I focused on not only drive engagement, leads, and closed-won deals, but these interactions deliver deep insight into buyer needs which then informs our product roadmap. So it all comes full circle.

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John: Great color on marketing and I love –with the Dummies Book series — that you literally “wrote the book” so to speak on meetings and events planning. Let’s move on to the sales process. How do you structure your sales team?

Chuck: So, our Event Cloud has three core sales teams – one that focuses on the Mid-Market, one on Enterprise Accounts, which align closely to the Global 2000, and one that is focused on the large network of 3rd Party Meeting Planners that use Cvent’s technology as their tech backbone to run events for their end user customers i.e. when a company outsources their meeting planning function to a third party, we want to be the event tech backbone for that third party.

[Trans] Going a layer deeper, we have Direct Sales reps who are our Hunters that sell to new logos supported by Sales Development Reps or SDRs. Once a new logo is closed, the account is transitioned to our Account Managers or Farmers who are responsible for upselling, cross-selling, and renewals within our installed base. They too are supported by SDRs on a shared basis.

Whether hunter or farmer, we have a team of Solution Consultants who are product and technical experts that work closely with our quota bearing reps when needed.

Our Hospitality Cloud sales team is structured in a similar way and both clouds follow a very defined sales process from Quote to Cash.

Each sales funnel stage has specific criteria that must be met for an opportunity to progress to the next stage. As you’d expect of a SaaS company at scale, we have sophisticated systems in place like a Configure Price Quote or CPQ module that governs sales rep discounting to preserve margin. This rigorous approach helps us understand how much pipeline we are building – and at what stages – to confidently hit our targets.

John: and how do you track and measure the sales team’s progress?

Hitting targets takes instrumentation. We have a 20-year track record of increasingly best in class processes.

Let’s pull up a few slides if you don’t mind, John? I think it’s helpful to actually see some of the instrumentation to bring this discussion to life.

So this first slide, here, the report on the left shows how we measure our individual sales people – it’s literally called “hard work metrics.” It measures hours worked, total calls, and total talk time by day, and more – These results are shared regularly with the sales team to create healthy competition. We also have one click dashboards in SFDC so managers can see when proposals are sent out, the conversion of those proposals into business, and performance against quota. Our grassroots approach to sales and marketing – defined by our willingness and excitement for the details even at the highest levels of the company – means we have tight control and clear visibility into performance.

It’s also important to understand how we land and expand within our installed base so IN THIS NEXT SLIDE here, I want to talk about the instrumentation here.

We have a thoughtful, strategic, instrumented way to identify and close upsell and cross-sells opportunities. Using data generated from the Cvent platform itself (supported by Artificial Intelligence), we have created a “next best sale” model that shows to our Farmers – in priority order – what products should be sold into customers next. This dashboard shows both upsell and cross sell opportunities by product. This visualization is available for every account manager. For example, this farmer can see they have 34 accounts ripe to purchase Virtual Attendee Hub. When the rep clicks on their 34, it will stack rank the probability of close – highest to lowest – as well as size of opportunity.

John: What informs this Artificial Intelligence?

IF you move to the next slide, We have algorithms that scan across our cvent platform and predict likely buying patterns. For example, here you can see that the model is recommending Social Tables – our event diagramming software – because this customer has several hundred-person luncheon embedded as part of its event that likely needs table seat assignments. Similarly, for this other customer, our system is recommending we sell event management because the system recognized an RFP was sent to a hotel for a large event, and they likely need to register people for this event. So, you can see how we use intelligence from our own Cvent platform to drive our sales activities.

Next slide. We also take all of the information on current customer spend and contrast that with the unsold “white space” opportunity. Our account managers rely on this actionable intelligence every day. And while I can geek out on these numbers for days, I hope the point is clear: We pride ourselves on our grassroots mentality to leave no stone unturned. To waste NOTHING and maximize EVERYTHING. This approach will help fuel our growth as a public company.

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John: Thanks, yes, the instrumentation was really helpful. It looks like you are account managers are able to estimate the remaining TAM with existing customers. Is that right? How big is that opportunity, how should we think about that?

Chuck: Sure, even if we never added another new logo, we see $2.7B of incremental opportunity within our existing client base. Our team is laser focused on this opportunity and wins are being driven by 1) The Opportunity for wider licensing of solutions already in use; 2) Cross Sell/Upsell of new solutions and 3) And what we believe is the appeal of the integrated platform approach

Our efforts to land and expand within the existing customer base are visible in our numbers.

At the end of 2019, 41% of our Event Cloud clients used 2 or more of our products, and at the end of September 2021, that percentage stood at 49% - in large part due to sales of our Virtual Attendee Hub.

This is key to our retention because the more products our clients use, the higher their net retention rate is. Clients who use one product, have an NDRR of 88% whereas clients who use two or more have an NDRR of 117%.

This is yet another reason why we believe a platform approach is a strategic advantage over our competition who mostly sell point solutions and are years behind delivering a fully integrated event platform.

Higher spending customers also have higher retention.

This customer spend metric has also improved since December 2019, when we had 722 clients with over $100,000 in annual recurring revenue, and now we have 819 customers who spend $100,000 or more with us as of September 2021. Just like when we increase the number of products, the more our clients spend with us, the more likely they are to renew. Customers who spend less than $100k with us have a NDRR of 102% whereas those that spend $100k or more with us, have a NDRR of 121%. Our land and expand strategy is a linchpin to our overall go to market strategy.

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John: Great, that’s really helpful and a huge opportunity. So now we’ve talked a lot about the tools the team has. Another “tool,” so to speak, is compensation. Can you also help us understand you incentivize your quota bearing reps? What does the commission plan look like? How are they incentivized on new logos versus cross sell etcetera?

Chuck: Great question and one we think about a lot. We have honed our commission plans over the years to optimize how we incentivize and motivate reps. For the Quota Bearing Direct Sales and Account Managers, all are split between Base and Variable: Direct Sales roughly 50 base/50 variable, Account Managers 60/40 and SDRs 70/30 since they tend to be at the start of their careers.

When it comes to actual commission percentages for the quota bearing reps, for obvious reasons, we commission new logos the most, followed by upsells and then renewals. SDRs are compensated based on the number of customer demo appointments they set up for their hunters and farmers as well as how much business their quota bearing rep closes.

There are also additional sales motion behaviors we want to drive and incentivize. For example, for many years, we have incentivized sales executives to sell Multi Year Deals. We know the value to our business of getting revenue visibility in the out years. It’s a big part of our culture and was a difference maker as we went through the pandemic shoulder to shoulder with our customers. And for SDRs behavioral drivers like talk time and the quality of the demo sets are also part of the commission plan to ensure consistency and accountability month in and month out.

I’d also like to stress that quota assignment at Cvent is very data driven. We analyze territories deeply based on historical lead production and dollars previously produced out of those territories. We also create quotas with an eye to the future around whitespace wallet share attainment.

On the Event Cloud, we have four Tier levels, with new quota bearing reps typically starting at Tier 4 and working their way up to Tier 1 territory over the years. For the Hospitality Cloud, newer quota bearing reps start with the smaller hotels and chains and they, too, work their way up the mega chains.

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John: Beyond your own sales and marketing efforts, is there a partner network or similar that helps drive sales?

Chuck: Absolutely. The overwhelming majority of our sales come via our own sales and marketing efforts, but we have a strong ecosystem of partnerships across three primary areas.

Area 1: Meetings, Travel, Conference and Event Management Companies. These organizations use our platform as part of their services to their end user customers who have outsourced their meetings to a third party like American Express. We are the event tech backbone for these third parties, and they use our event management, sourcing, housing and virtual meetings solutions to execute the events entrusted to them. To be clear, when we sell our platform to a third party like these, that is still a direct sale. Not a reseller relationship.

Area 2: Technology Partners. These partnerships include joint integrations and referral agreements that help customers maximize the value from their meeting and event programs through a seamless integration with our platform like salesforce.com to track the Total Events Program’s impact on sales pipeline or integrations with MasterCard to track meetings spend.

Area 3: Leading Meetings Industry Associations. Our event management platform powers some of the largest meetings industry organizations’ own meetings and events programs. Who would have ever guessed that Meetings Professional International (MPI) has 17,000 members who are focused on the corporate meetings space or Global Business Travel Association (GBTA) who has 9,000 members focused on business travel, meetings and events. There are many of these types of associations and we work with dozens of them by providing them access to our technology, including complimentary Cvent Platform training and certification to their members, in exchange for co-marketing benefits to our target buyers. It’s a powerful statement to say that influential industry associations use Cvent to power their own meetings and events.

To sum it up, as you can tell, there are numerous growth vectors for Cvent in the years ahead. We are well positioned to win new logos, expand within our customer base, and drive renewal business both internally and harnessing the power of our partner network.

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John: We’re running over on time, but before I let you go Chuck, I just want to get your perspective on why Cvent wins?

Sure, Taylor touched on some of the big ones as he gave some highlights from their diligence but a few thoughts come to mind:

First, I think that as more organizations focus on their total event program, they want one system of record for events of all types and sizes. This helps drive new logo wins. We combine this with a large installed base with a comprehensive and expanding event technology platform, which gives our account management team a massive advantage to land and expand within the base. And, as our share of wallet increases, we create more stickiness giving us a great opportunity to lock in future revenue by renewing customers at higher rates.

Second- I’d just stress that our TAM is so large because the customer base is horizontal — unless you’re are coal-mining company, nearly every organization of any size runs meetings and events. Cvent is also “vertical industry smart” though, which we believe is a key advantage. Our platform is built for vertical industry use cases. For example, we can solve the unique needs of life sciences organizations where regulatory compliance is critical – like tracking the amount of healthcare spend related to events for each doctor.

Finally, I’d just stress that the revenue visibility Cvent has gives us confidence to continue investing – something our public offering will help us further ramp – and as we continue to invest in sales and marketing, product development, and M&A our right to win continues to increase.

John: Investors – thank you for listening in. You can find all of our Cvent reports and videos on the Water Tower website. And like all of our reports they are free to all.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also be able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

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